Exhibit 99.1

TD BANK GROUP TO MAKE CHANGES IN THE PRESENTATION OF CERTAIN FINANCIAL INFORMATION RELATED TO THE CONSOLIDATED STATEMENT OF INCOME

TORONTO, January 29, 2021 – TD Bank Group (“TD” or the “Bank”) (TSX and NYSE: TD) released today on its website (www.td.com/investor) an abridged version of its quarterly and annual supplemental financial information for the two years ended October 31, 2020, reflecting two presentation changes that the Bank has adopted beginning in the first quarter of 2021 on a retrospective basis. The updated supplemental financial information, incorporating the anticipated presentation changes, is being posted to the Bank’s website in order to assist investors in understanding these presentation changes.

First, the Bank changed its accounting policy for the presentation of mark-to-market changes on hedging instruments designated in certain fair value hedge accounting relationships, re-classifying the portion excluded from the hedge accounting designation to net interest income from non-interest income. With the re-classification, changes in the fair value of the hedged item and related hedging instrument (excluding hedge ineffectiveness) are presented in the same lines on the Consolidated Statement of Income. The presentation change impacts interest income, interest expense, other income (loss), and net interest margin for the Corporate segment and the consolidated Bank, with no change in total revenue. Second, the Bank has redefined several non-interest expense lines and re-aligned certain expenses across them, with no change to total non-interest expenses.

Neither of the presentation changes affects segment or consolidated Bank net income. As noted above, TD intends to adopt these presentation changes beginning in the first quarter of 2021 on a retrospective basis.

The Supplemental Financial Information package for the first quarter of 2021 may reflect further refinements.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by branches and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with more than 14 million active online and mobile customers. TD had CDN $1.7 trillion in assets on October 31, 2020. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, statements made in the Bank’s Management’s Discussion and Analysis (“2020 MD&A”) in the Bank’s 2020 Annual Report under the headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings “Key Priorities for 2021”, and for the Corporate segment, “Focus for 2021”, and in other statements regarding the Bank’s objectives and priorities for 2021 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, the Bank’s anticipated financial performance, and the potential economic, financial and other impacts of the Coronavirus Disease 2019 (COVID-19). Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include the economic, financial, and other impacts of the COVID-19 pandemic; general business and economic conditions in the regions in which the Bank operates; geopolitical risk; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; technology and cyber security risk (including cyber-attacks or data security breaches) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; model risk; fraud to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-party service providers; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization “bail-in” regime; regulatory oversight and compliance risk; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; environmental and social risk; exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2020 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings “Significant Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2020 MD&A under the headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, “Key Priorities for 2021”, and for the Corporate segment, “Focus for 2021”, each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

For further information contact:

Gillian Manning, Head of Investor Relations, 416-308-6014

Lynsey Wynberg, Senior Manager, Media Relations, 416-756-8391